BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

October 6, 2016

Ms. Sharon M. Blume

Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Filed May 6, 2016

File No. 001-14905

Dear Ms. Blume:

The purpose of this letter is to respond to your letter dated September 8, 2016. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Manufacturing, Service and Retailing, page 44

1.	We note the statement on page 15 in Mr. Buffett’s February 27, 2016 letter to shareholders that operating expense figures for your Manufacturing, Service and Retailing Operations are non-GAAP because they exclude amortization of certain intangible assets. However, it is unclear from your disclosures whether such adjustments have been made when arriving at this segment’s net earnings. Please reconcile for us this segment’s GAAP operating expenses to non-GAAP operating expenses and explain how any adjustments are reflected in your segment footnote.

In Mr. Buffett’s letter to shareholders, the excluded purchase accounting-related charges were primarily the amortization of identified intangible assets recorded in connection with the application of the acquisition method with respect to Berkshire’s acquisitions of manufacturing, service and retailing businesses. These charges were also excluded from the earnings of the Manufacturing, McLane Company and Service and Retailing segments included in Note 23 to the Consolidated Financial Statements (“Segment Footnote”) and in Management’s Discussion and Analysis.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

The aforementioned acquisition accounting expenses were considered corporate expenses for segment reporting purposes and were included as components of “Corporate, eliminations and other” in the Segment Footnote and “Other” in the table on page 32 of Form 10-K in Management’s Discussion and Analysis.

The tables below summarize the impact of acquisition accounting expenses excluded from operating results of manufacturing, service and retailing businesses referenced on page 15 of the Chairman’s letter to shareholders for each of the three years ending December 31, 2015. Also shown are the amounts from the Segment Footnote (page 102 of Form 10-K) and from Management’s Discussion and Analysis (page 44 of Form 10-K), which agree directly with or reconcile to the amounts reflected in the Chairman’s letter. Amounts are in millions.

Year Ended December 31, 2015:
Chairman’s letter	As reported	Acquisition accounting expenses	Including acquisition accounting expenses
Revenues	$107,825	$0	$107,825
Operating expenses	100,607	747	101,354
Interest expense	103	0	103

Pre-tax earnings	7,115	(747)	6,368

Noncontrolling interests	38	(2)	36
Income taxes	2,394	(269)	2,125

Net earnings	$4,683	$(476)	$4,207

Note 23 to Consolidated Financial Statements

	Pre-tax earnings	Income tax expense
Manufacturing	$4,893	$1,548
McLane Company	502	195
Service and retailing	1,720	651

	$7,115	$2,394

Management’s Discussion and Analysis	Pre-tax earnings	Net earnings
Manufacturing, service and retailing	$7,115	$4,683

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Year Ended December 31, 2014:
Chairman’s letter	As reported	Acquisition accounting expenses	Including acquisition accounting expenses
Revenues	$97,689	$0	$97,689
Operating expenses	90,788	763	91,551
Interest expense	109	0	109

Pre-tax earnings	6,792	(763)	6,029

Noncontrolling interests	35	0	35
Income taxes	2,289	(272)	2,017

Net earnings	$4,468	$(491)	$3,977

Note 23 to Consolidated Financial Statements

	Pre-tax earnings	Income tax expense
Manufacturing	$4,811	$1,544
McLane Company	435	169
Service and retailing	1,546	576

	$6,792	$2,289

Management’s Discussion and Analysis	Pre-tax earnings	Net earnings
Manufacturing, service and retailing	$6,792	$4,468

Year Ended December 31, 2013:
Chairman’s letter	As reported	Acquisition accounting expenses	Including acquisition accounting expenses
Revenues	$93,472	$0	$93,472
Operating expenses	87,208	673	87,881
Interest expense	104	0	104

Pre-tax earnings	6,160	(673)	5,487

Noncontrolling interests	145	0	145
Income taxes	2,138	(245)	1,893

Net earnings	$3,877	$(428)	$3,449

Note 23 to Consolidated Financial Statements

	Pre-tax earnings	Income tax expense
Manufacturing	$4,205	$1,403
McLane Company	486	178
Service and retailing	1,469	557

	$6,160	$2,138

Management’s Discussion and Analysis	Pre-tax earnings	Net earnings
Manufacturing, service and retailing	$6,160	$3,877

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

We intend to include disclosures in future filings to clarify that segment earnings in Management’s Discussion and Analysis do not include acquisition accounting-related expenses. As an example, the following illustrates the intended additional disclosure with the clarification underscored.

A summary of revenues and earnings of our manufacturing, retailing and service businesses follows. Amounts are in millions.

	Revenues			Earnings*
	2015	2014	2013	2015	2014	2013
Manufacturing	$36,136	$36,773	$34,258	$4,893	$4,811	$4,205
Service and retailing	71,689	60,916	59,214	2,222	1,981	1,955

	$107,825	$97,689	$93,472

Pre-tax earnings				7,115	6,792	6,160
Income taxes and noncontrolling interests				2,432	2,324	2,283

				$4,683	$4,468	$3,877

*	Excludes certain after-tax acquisition accounting expenses of $476 million, $491 million and $428 million in 2015, 2014 and 2013, respectively. Such expenses were primarily from the amortization of identified intangible assets recorded in connection with our business acquisitions and are included in “other” earnings in the summary of earnings on page 32.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Note 12. Goodwill and other intangible assets, page 15

1.	You disclose that other intangible assets at March 31, 2016 included preliminary fair values of intangible assets of PCC and Duracell of approximately $26 billion, which included approximately $17 billion in customer relationships and trade names that were preliminarily determined to have indefinite lives. Please separately quantify your customer relationships and explain to us in greater detail how you determined these relationships have indefinite lives. Refer to ASC 350-30-35-1 through 4.

As of March 31, 2016, the preliminary values of Precision Castparts Corp. (“PCC”) and Duracell Company (“Duracell”) customer relationships and tradenames that were preliminarily determined to have indefinite lives were approximately $17 billion, and included approximately $14 billion in customer relationships, all of which was associated with our acquisition of PCC on January 29, 2016. We also recognized indefinite-lived tradenames in connection with the PCC and Duracell acquisitions of approximately $3 billion. As indicated in our disclosures, the fair values and estimated useful lives of identified intangible assets acquired in connection with the PCC and Duracell acquisitions were preliminary. We continue to evaluate these values, as well as the classifications of finite-lived and indefinite-lived intangible assets. Under ASC 805, acquirers are allowed up to twelve months to

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

finalize acquisition date measurements. We expect that our reviews and conclusions will be finalized as of December 31, 2016. To the extent that final acquisition date intangible asset values and useful lives differ from the preliminary fair values, we will recognize the adjustments as provided in ASU 2015-16 and, if material, will provide the appropriate disclosures in the period of the change.

The remainder of this response discusses the basis for our preliminary determinations with respect to indefinite-lived customer relationship assets.

The indefinite-lived customer relationship intangible assets were limited to PCC’s working relationships with eight large customers: Boeing, Airbus, General Electric (“GE”), Rolls-Royce, United Technologies (“UTC”), which includes Pratt & Whitney, Spirit Aerosystems (formerly a part of Boeing), GKN and SNECMA. In recent years, these customers consistently contributed over half of PCC’s annual revenues and are expected to contribute significant revenues, operating earnings and cash flows indefinitely into the future.

As background, PCC was founded in the 1950’s and is headquartered in Portland, Oregon. PCC is a worldwide, diversified manufacturer of complex metal components and products. PCC is a market leader in manufacturing complex structural investment castings and forged components for aerospace markets, machined airframe components and highly engineered critical fasteners for aerospace applications, and in manufacturing airfoil castings for the aerospace and industrial gas turbine (“IGT”) markets. PCC also is a leading producer of titanium and nickel superalloy melted and mill products for the aerospace, chemical processing, oil and gas and pollution control industries, and manufactures extruded seamless pipe, fittings and forgings for power generation and oil and gas applications. PCC typically does not design or engineer parts for its customers; it is primarily a build-to-print manufacturer (i.e. the customer provides the blueprint and specifications for parts that PCC manufactures).

The large commercial aircraft market is an oligopoly dominated by Boeing and Airbus, and the jet engine market is an oligopoly dominated by GE, Rolls-Royce and UTC/Pratt & Whitney for large commercial aircraft and UTC/Pratt & Whitney and Honeywell for corporate and regional aircraft. The vast majority of PCC’s aerospace products are incorporated into finished components in airframes and jet engines manufactured by one of the aforementioned producers. Spirit, SNECMA and GKN are all Tier 1 suppliers to the commercial aerospace market with significant responsibilities in the production of substantive, critical, value-added content on major commercial aerospace programs. There are a limited number of Tier 1 suppliers.

PCC also sells products to certain of the eight indefinite-lived customers, primarily GE, for the IGT market. The IGT market is also an oligopoly dominated by GE, Siemens, MHI and Ansaldo and the vast majority of PCC’s IGT projects end up as finished components in IGT engines manufactured by GE or Siemens. In addition to PCC, the other main industry participants in PCC’s aerospace and IGT markets are Alcoa, Allegheny Technologies, Aubert & Duval, Otto Fuchs and VSMPO.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

The original equipment manufacturers (OEMs) and Tier 1 suppliers to OEMs with whom PCC is considered to have indefinite-lived customer relationships, purchase products either directly or indirectly from PCC that are typically of their own design. Most product purchases are made pursuant to long-term agreements (LTAs), whereby PCC agrees to supply products to the customers for a defined period (typically three to ten years) at pre-negotiated prices in exchange for a guaranteed percentage of the production run. In addition to direct purchases, certain OEMs and Tier 1 suppliers also purchase products from PCC via machine shops or other third party processors that, by virtue of their own LTAs with the OEMs and Tier 1 suppliers are obligated to purchase products from PCC at pre-established prices.

We believe these customers are not likely to transfer their business from PCC for several reasons. First, the production of aerospace and IGT parts and components requires a sizable investment in inventory, workforce, and property, plant, and equipment, and there are few competitors. Second, the aerospace industry is highly regulated and has unique certification requirements that create significant barriers to entry for new competitors. It is very difficult for a new competitor to get onto an established aircraft platform as government and industry regulations require extensive certification processes to be completed during the design and manufacturing stages for all aircraft components. As a result, the OEMs and Tier 1 suppliers have a disincentive to transfer part production away from an established manufacturer. Similar barriers to changing suppliers also exist for customers in the IGT industry, although the barriers are primarily due to the exacting standards required by the customers themselves rather than due to government regulations. Third, given the need for a reliable supply chain and the highly engineered and complex nature of the products, OEMs and their Tier 1 suppliers favor companies with proven track records of performance in the aerospace and IGT industries and with whom they have prior relationships. As a result, even if a potential competitor acquired the equipment, inventory and workforce necessary to compete, we believe it would face considerable obstacles in securing significant orders.

In PCC’s experience, the commercial airframe and jet engine businesses, or any aerospace or IGT manufacturing business that deals directly with OEM or Tier 1 suppliers, is not significantly influenced by personal relationships between suppliers and manufacturers, and in particular relationships between employees of the supplier and employees of the customer. PCC’s experience is that decisions on sourcing production are based overwhelmingly on business factors. We believe it is important to note that through the years these customer relationships have survived the turnover of key personnel at PCC and its subsidiaries that supply these customers, as well as turnover of key personnel of the customers. We do not believe that these customer relationships are dependent on personal relationships nor do we believe that there are significant adverse consequences from occasional, routine turnover in personnel that may occur. Rather, such customer relationships are broadly based on the supplier’s demonstrated ability over time to meet the unique specifications and expectations of customers on a consistent basis, using the embedded knowledge and workforce skills of the supplier’s entire enterprise.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

In determining the preliminary useful lives of our customer relationships we considered the period over which the assets are expected to contribute to future cash flows and the guidance in ASC 350-30-35-3, which states that the estimate of the useful life of an intangible asset to an entity should be based on an analysis of all pertinent factors, particularly the following:

a.	The expected use of the asset by the entity.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life.

d.	The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity.

e.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Further, ASC 350-30-35-4 states that if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset should be considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon, that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.

Additionally, we considered comments made in a December, 2003 speech by Chad A. Kokenge, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission. In this speech, the SEC staff member discussed four factors in determining if an intangible asset has an indefinite life. These four factors are:

•	Whether the asset is inherently related to relationships with “people”;

•	Whether the customer churn rate and likewise, a forecasted customer turnover rate, would directly affect the life estimate;

•	The relative cost or penalty to the customer for terminating the relationship; and

•	Economic effects such as competition and demand.

Based on our review and analysis of all pertinent facts and circumstances as of the acquisition date, it is our preliminary conclusion that relations with the eight key customers noted above will contribute to PCC’s cash flows indefinitely, and therefore the useful lives of those customer relationships is indefinite. We based our preliminary conclusion on the following:

•	For the reasons previously discussed, there is no contractual or otherwise foreseeable limit on the period of time over which these customer relationship intangibles are expected to contribute to the cash flows of the reporting entity. We expect these relationships will contribute to future cash flows indefinitely.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

•	Given the significance of each of these eight key customers to PCC’s business, we believe these customer relationship intangible assets are closely related to goodwill, a non-amortizing intangible asset.

•	There are no legal, regulatory, or contractual provisions that serve to limit the lives of the customer relationship intangible assets. Rather, in our opinion, the regulatory environment provides an incentive for customers to retain sources of supply.

•	While the contractual terms of the LTAs are relatively short (typically three to ten years), PCC has a long history of renewing LTAs with equal or greater product content and market share. Moreover, these eight companies have represented uninterrupted, ongoing long-term customers of PCC and/or its acquired subsidiaries, with relationships ranging from approximately 20 years to 50 years.

•	PCC maintains a leading position in the production of the parts supplied to these customers. We further expect that the air transportation and IGT industries will continue for the foreseeable future and that the current OEMs and Tier 1 suppliers in the aircraft and IGT industries will continue to do business with PCC, a demonstrably capable and trusted supplier. While PCC has occasionally encountered quality or delivery problems with specific parts or manufacturing facilities, it has worked through these issues due to the strength of the relationships developed and its track record of delivering significant value to these customers. A significant failure by PCC to deliver quality products on time and at the right price could end the existing customer relationships with its largest customers. However, we do not believe that PCC has significantly failed to meet customers’ expectations in the past, particularly in relation to its competitors, and we do not anticipate it will do so in the future.

•	Although PCC’s customers constantly strive to make components lighter, stronger, and more fuel efficient, no known technology exists that would render jet aircraft, jet engines, IGT engines or their various components obsolete. PCC works closely with its customers in the development of new technologies, including both materials and designs. Technology has not proven a limiting factor, but is considered a beneficial factor, in continuing customer relationships.

•	We believe the customer relationships are related to business/institutional relationships rather than to individual/personal relationships.

•	There have been no losses or turnover amongst this group of customers. These customers are reluctant to rely on any one supplier for purchased components; the result of which we believe is an increased stability in the market for the suppliers, especially given the limited number of suppliers. We do not anticipate losses of any of these customers for the foreseeable future.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

•	As previously discussed, both the suppliers and the customers in the aerospace and IGT markets operate as oligopolies, which together with regulatory-imposed standards for components, results in significant barriers to entry for both customers and suppliers.

In conclusion, pursuant to the guidance in ASC 350-30-35 and based on the facts and circumstances, we believe that certain customer relationships of PCC are indefinite-lived. We also believe that an impairment model better reflects how the economic benefits of such assets will be consumed, as compared to an amortization model. The loss of any of these eight customer relationships could have a significant adverse impact on the value of the PCC business. Otherwise we would not expect that the value of these relationships will diminish over time. We understand that indefinite-lived intangible assets are subject to annual impairment reviews and, if necessary, more frequent reviews as a result of significant adverse events.

Finally, we understand that a similar issue was raised by the Commission in connection with its review of PCC’s Form 10-K for the fiscal year ended April 1, 2012. We believe the basis for our preliminary conclusions is consistent with the basis for PCC’s conclusions disclosed in connection with that review.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

cc:	Sasha Parikh, Senior Staff Accountant

Daniel J. Jaksich, Vice President-Controller